Panama Industries, Ltd.
                                68A Lamar Street
                          West Babylon, New York 11704
                                 (631) 643-1800





                                                         November 8, 2001


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

         Re:      Panama Industries, Ltd.
                  Registration No.  333-71748
                  Date Filed:  October 17, 2001

Dear Sirs:

         Please take this correspondence as the formal request of Panama Industries, Ltd., to withdraw the previously filed Registration Statement on Form SB-2. The Registration Statement was filed on October 17, 2001. The request is being made as the Company has determined that the financials and audited statements will take a longer period of time to complete. Please be advised that no securities were sold as a result of this filing.

         Please feel free to contact me at the number listed above or the Counsel for the Company, Michael S. Krome, P.C. at (631) 737-8381, if you have any further questions.

         Thank you very much.

                                                      Very truly yours,



                                                      /s/ Andrew B. Mazzone
                                                      --------------------------
                                                      Andrew B. Mazzone
                                                      President